Exhibit 99.3

January 8, 2007

Use of a Bruskin Marketing study (MULTI MARKET STUDY OF LEN ADVERTISING 2005) in SEC S-1

RH. Bruskin Marketing, Inc. grants permission to National CineMedia, Inc. to cite all or parts of our LEN’s study conducted in 2005 in their S-1 filing of a Registration statement with the SEC. You have permission to use our name and/or the study name, plus details of study, in your filing.

By:	/s/ Richard Bruskin
Name: Richard Bruskin Title: President